SOUTHERN UNION COMPANY						Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth the ratio of earnings to fixed charges for Southern Union on a historical basis for the nine months ended September 30, 2010 and the years ended December 31, 2009, 2008, 2007, 2006 and 2005. For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals. No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial. Interest on FIN 48 liabilities is excluded from the computation of fixed charges as it is recorded by Southern Union in income tax expense versus interest expense.

	9 Months Ended	Year Ended December 31,
	September 30, 2010	2009	2008	2007	2006	2005
	(In thousands)
FIXED CHARGES:
Interest Expense	$156,412	$191,022	$204,272	$202,403	$202,513	$132,971
Net amortization of debt discount, premium and
issuance expense	5,139	5,778	3,136	743	12,130	2,186
Capitalized Interest	6,316	25,747	18,963	14,708	5,492	8,950
Interest portion of rental expense	5,376	7,576	6,386	6,645	6,234	6,700

Total Fixed Charges	$173,243	$230,123	$232,757	$224,499	$226,369	$150,807

EARNINGS:
Consolidated pre-tax income (loss) from
continuing operations	$244,623	$251,480	$399,926	$323,970	$326,330	$203,148
Earnings of equity investments	(78,456)	(80,790)	(75,030)	(100,914)	(141,370)	(70,742)
Distributed income from equity investments	6,445	-	77,150	103,550	62,637	15,203
Capitalized interest	(6,316)	(25,747)	(18,963)	(14,708)	(5,492)	(8,950)
Total fixed charges (from above)	173,243	230,123	232,757	224,499	226,369	150,807

Earnings Available for Fixed Charges	$339,539	$375,066	$615,840	$536,397	$468,474	$289,466

Ratio of Earnings to Fixed Charges	2.0	1.6	2.6	2.4	2.1	1.9